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PLM Equipment Growth Fund II

2001 Annual Report


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Description

PLM Equipment Growth Fund II was formed as a $150 million income-oriented limited partnership to acquire, manage, and lease a diversified portfolio of primarily used transportation and related equipment. PLM Financial Services, Inc., a wholly owned subsidiary of PLM International, Inc., is the General Partner of PLM Equipment Growth Fund II.

Partnership Information

For inquiries about the Partnership or your investment, or to request Forms 10-Q or 10-K, please write to ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th floor, Dallas, TX, 75204; or call (800) 626-7549.

To access this and other reports please visit our website at www.plm.com.

To Our Investors

Dear Investor:

We are pleased to provide the Annual Report for PLM Equipment Growth Fund II, which contains important information concerning the recent operating results and current financial position of your investment program. If you would like a copy of the Form 10-K for this program, please contact our Investor Services Representatives at 1 (800) 626-7549, or access our website at www.plm.com.

Very truly yours,

Stephen M. Bess
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's discussion and analysis of financial condition and results of operations relates to the financial statements of PLM Equipment Growth Fund II (the Partnership). The following discussion and analysis of operations focuses on the performance of the Partnership's equipment in the various segments in which it operates and its effect on the Partnership's overall financial condition.

Results of Operations — Factors Affecting Performance

Re-leasing Activity and Repricing Exposure to Current Economic Conditions

The exposure of the Partnership's equipment portfolio to repricing risk occurs whenever the leases for the equipment expire or are otherwise terminated and the equipment must be remarketed. Major factors influencing the current market rate for the Partnership's equipment include supply and demand for similar or comparable types of transport capacity, desirability of the equipment in the leasing market, market conditions for the particular industry segment in which the equipment is to be leased, overall economic conditions, and various regulations concerning the use of the equipment. Equipment that is idle or out of service between the expiration of one lease and the assumption of a subsequent lease can result in a reduction of contribution to the Partnership. The Partnership experienced re-leasing or repricing activity in 2001 across its railcar, trailer, and marine container portfolios.

Railcars: The relatively short duration of most leases exposes the railcars to considerable re-leasing activity. As of December 31, 2001, the Partnership had 223 railcars off-lease. Additional railcar leases will expire in 2002. The Partnership's railcar lease revenue declined approximately $2.2 million from 2000 to 2001 due to the sale and disposition of railcars during 2000 and 2001.

Trailers: The Partnership's trailer portfolio operates with short-line railroad systems. The relatively short duration of most leases in these operations exposes the trailers to considerable re-leasing activity. The Partnership's lease revenue decreased approximately $0.3 million from 2000 to 2001 primarily due to the sale and disposition of trailers during 2000 and 2001.

Marine containers: The Partnership's remaining marine container portfolio operates in utilization-based leasing pools and, as such, is exposed to considerable repricing activity. As of December 31, 2001, the Partnership had seven marine containers off-lease that are being marketed for sale. The Partnership's marine container contributions declined approximately $0.1 million from 2000 to 2001 primarily due to the disposition of marine containers in 2000 and 2001.

Equipment Liquidations

Liquidation of Partnership equipment represents a reduction in the size of the equipment portfolio and may result in a reduction of contribution to the Partnership. During the year ended December 31, 2001, the Partnership sold or disposed of marine containers, trailers, and railcars, with an aggregate net book value of $0.1 million, for proceeds of $0.7 million. Included in the gain on sale calculation were unused repair reserves of $0.3 million.

Equipment Valuation

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," (SFAS No. 121) the General Partner reviews the carrying value of the Partnership's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying value of an asset may not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment are less than the carrying value of the equipment, a loss on revaluation is recorded. No reductions to the equipment carrying values were required for the years ended December 31, 2001, 2000, or 1999.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition — Capital Resources and Liquidity

The General Partner purchased the Partnership's initial equipment portfolio with capital raised from its initial equity offering and permanent debt financing. No further capital contributions from the original partners are permitted under the terms of the limited partnership agreement. As of December 31, 2001, the Partnership had no outstanding indebtedness. The Partnership relies on operating cash flow to meet its operating obligations and make cash distributions to the limited partners.

For the year ended December 31, 2001, the Partnership generated $0.1 million in cash from its operating activities, and also used undistributed available cash from prior periods and asset sale proceeds to make distributions (total in 2001 of $1.4 million) to the partners.

During the year ended December 31, 2001, the Partnership sold or disposed of marine containers, trailers, and railcars, with an aggregate net book value of $0.1 million, for proceeds of $0.7 million. Included in the gain on sale calculation are unused repair reserves of $0.3 million.

Accounts receivable decreased $0.1 million during the year ended December 31, 2001 due to the decrease in lease revenue caused by the reduction in the size of the equipment portfolio.

Accounts payable decreased $0.1 million during the year ended December 31, 2001 due to the decrease in payments to vendors resulting from by the reduction in the size of the equipment portfolio.

The Partnership's reserve for repairs and lessee deposits decreased by $0.4 million during the year ended December 31, 2001. A $0.3 million decrease resulted from containers being sold and the unused portion of the reserves for repairs for those marine containers being included in the gain on sale from these marine containers. A $0.2 million decrease resulted from the determination that future repairs to marine container portfolio would not be made which resulted in the Partnership taking the remaining reserve into income.

The General Partner has not planned any expenditures, nor is it aware of any contingencies that would cause it to require any additional capital to that mentioned above.

The Partnership is in its active liquidation phase. As a result, the size of the Partnership's remaining equipment portfolio and, in turn, the amount of net cash flows from operations will continue to become progressively smaller as assets are sold. Significant asset sales may result in special distributions to the partners.

The amounts reflected for assets and liabilities of the Partnership have not been adjusted to reflect liquidation values. The equipment portfolio that is actively being marketed for sale by the General Partner continues to be carried at the lower of depreciated cost or fair value less cost of disposal. Although the General Partner estimates that there will be distributions to the Partnership after final disposal of assets and settlement of liabilities, the amounts cannot be accurately determined prior to actual disposal of the equipment.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, the General Partner reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including intangibles, allowance for doubtful accounts, reserves related to legally mandated equipment repairs and contingencies and litigation. These estimates are based on the General Partner's historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The General Partner believes, however, that the estimates, including those for the above-listed items, are reasonable and that actual results will not vary significantly from the estimated amounts.

The General Partner believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Partnership's financial statements:

Asset lives and depreciation methods: The Partnership's primary business involves the purchase and subsequent lease of long-lived transportation and related equipment. The General Partner has chosen asset lives that it believes correspond to the economic life of the related asset. The General Partner has chosen a deprecation method that it believes matches the benefit to the Partnership from the asset with the associated costs. These judgments have been made based on the General Partner's expertise in each equipment segment that the Partnership operates. If the asset life and depreciation method chosen does not reduce the book value of the asset to at least the potential future cash flows from the asset to the Partnership, the Partnership would be required to record a loss on revaluation. Likewise, if the net book value of the asset was reduced by an amount greater than the economic

Management's Discussion and Analysis of Financial Condition and Results of Operations

value has deteriorated, the Partnership may record a gain on sale upon final disposition of the asset.

Impairment of long-lived assets: On a regular basis, the General Partner reviews the carrying value of its equipment, investments in unconsolidated special purpose entities and intangible assets to determine if the carrying value of the asset may not be recoverable in consideration of current economic conditions. This requires the General Partner to make estimates related to future cash flows from each asset as well as the determination if the deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, the Partnership may be required to record additional impairment charges.

Allowance for doubtful accounts: The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of the lessees to make the lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of the lessees to make the required payments. If the financial condition of the Partnership's lessees were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the lessees were to improve or if legal remedies to collect past due amounts were successful, the allowance for doubtful accounts may need to be reduced and income would be increased.

Reserves for repairs: The Partnership accrues for legally required repairs to equipment such as dry docking for marine vessels and engine overhauls to aircraft engines over the period prior to the required repairs. The amount that is reserved for is based on the General Partner's expertise in each equipment segment, the past history of such costs for that specific piece of equipment and discussions with independent, third party equipment brokers. If the amount reserved for is not adequate to cover the cost of such repairs or if the repairs must be performed earlier than the General Partner estimated, the Partnership would incur additional repair and maintenance or equipment operating expenses.

Contingencies and litigation: The Partnership is subject to legal proceedings involving ordinary and routine claims related to its business. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Partnership may be required to record additional litigation expense.

Results of Operations — Year-to-Year Detailed Comparison

Comparison of the Partnership's Operating Results for the Years Ended December 31, 2001 and 2000

Owned Equipment Operations

Lease revenues less direct expenses (defined as repairs and maintenance, equipment operating, and asset-specific insurance expenses) on owned equipment decreased during the year ended December 31, 2001 compared to the same period of 2000. Gains or losses from the sale of equipment, interest and other income and certain expenses such as depreciation and general and administrative expenses relating to the operating segments (see Note 5 to the audited financial statements), are not included in the owned equipment operation discussion because they are indirect in nature and not a result of operations, but the result of owning a portfolio of equipment. The following table presents lease revenues less direct expenses by equipment type (in thousands of dollars):

For the years ended December 31,	2001	2000
Trailers	$ 785	$ 1,217
Railcars	401	1,983
Marine containers	(25)	75

Trailers: Trailer lease revenues and direct expenses were $1.6 million and $0.8 million, respectively, for the year ended December 31, 2001, compared to $1.9 million and $0.7 million, respectively, during the same period of 2000. The decrease in trailer contribution was due to the sale of 32% of the Partnership's trailers during 2000.

Railcars: Railcar lease revenues and direct expenses were $1.1 million and $0.7 million, respectively, for the year ended December 31, 2001, compared to $3.3 million and $1.3 million, respectively, during the same period of 2000. The decrease in railcar contribution during the year ended December 31, 2001 was due to the disposition of railcars during 2000 and 2001.

Marine containers: Marine container lease revenues were ($24,000) and $0.1 million during the years ended December 31, 2001 and 2000, respectively. The decrease in marine container contribution in the year ended December 31, 2001 was due to the disposition of marine containers in 2000 and 2001. The negative lease revenues during the year ended December 31, 2001 was caused by actual lease revenues in 2000 being less than had been previously reported. The Partnership receives its actual amount of marine container lease revenues managed in equipment pools approximately 90 days following

Management's Discussion and Analysis of Financial Condition and Results of Operations

the end of each quarter. Estimates are made for each quarter's lease revenues that are trued up to the actual results in the following quarter.

Indirect Expenses Related to Owned Equipment Operations

Total indirect expenses of $2.2 million for the year ended December 31, 2001 decreased from $2.9 million for the same period in 2000. Significant variances are explained as follows:

- A $0.5 million decrease in depreciation expense from 2000 levels reflects the effect of equipment dispositions during 2001 and 2000.
- A $0.2 million decrease in general and administrative expenses was due to the reduction in the size of the Partnership's equipment portfolio.
- A $0.1 million decrease in management fees was due to lower lease revenues earned during the year ended December 31, 2001 compared to the same period of 2000.
- A $0.1 million increase in the provision for bad debts was based on the General Partner's evaluation of the collectability of receivables compared to the same period of 2000.

Net Gain on Disposition of Owned Equipment

Net gain on disposition of equipment for the year ended December 31, 2001 totaled $0.9 million, and resulted from the sale of marine containers, trailers, and railcars, with an aggregate net book value of $0.1 million for proceeds of $0.7 million. Included in the gain on sale are unused repair reserves of $0.3 million. Net gain on disposition of equipment for the year ended December 31, 2000 totaled $2.4 million, which resulted from the disposal of marine containers, trailers, and railcars, with an aggregate net book value of $0.8 million, for proceeds of $3.3 million.

Equity in Net Income of an Unconsolidated Special-Purpose Entity (USPE)

Equity in net income of an unconsolidated special-purpose entity represents the Partnership's share of the net income generated from the operation of jointly owned assets accounted for under the equity method (see Note 4 to the financial statements). This entity was a single purpose entity that did not have any debt.

As of December 31, 2001 and 2000, the Partnership had no interests in USPEs. During the year ended December 31, 2000, net income of $1.3 million resulted from the gain on sale of the Partnership's interest in the USPE of $1.4 million, partially offset by depreciation expense, direct expenses, and administrative expenses of $0.1 million.

Net Income

As a result of the foregoing, the Partnership's net income was $42,000 for the year ended December 31, 2001, compared to net income of $4.2 million during 2000. The Partnership's ability to operate and liquidate assets, secure leases, and re-lease those assets whose leases expire is subject to many factors, and the Partnership's performance in the year ended December 31, 2001 is not necessarily indicative of future periods. In the year ended December 31, 2001, the Partnership distributed $1.3 million to the limited partners, or $0.18 per weighted-average limited partnership unit.

Comparison of the Partnership's Operating Results for the Years Ended December 31, 2000 and 1999

Owned Equipment Operations

Lease revenues less direct expenses (defined as repair and maintenance, equipment operating expense and asset-specific insurance expenses) on owned equipment decreased during the year ended December 31, 2000, when compared to the same period of 1999. The following table presents lease revenues less direct expenses by segment (in thousands of dollars):

For the years ended December 31,	2000	1999
Railcars	$ 1,983	$ 2,571
Trailers	1,217	1,540
Marine containers	75	160

Railcars: Railcar lease revenues and direct expenses were $3.3 million and $1.3 million, respectively, for 2000, compared to $3.6 million and $1.0 million, respectively, during 1999. Lease revenue decreased approximately $0.3 million in 2000, compared to the same period of 1999, due to more cars being off-lease in 2000 compared to 1999. Railcar expenses increased by $0.3 million due repairs required on a group of railcars in 2000 which were being marketed for sale. Similar repairs were not required in 1999.

Trailers: Trailer lease revenues and direct expenses were $2.0 million and $0.7 million, respectively, for 2000, compared to $2.2 million and $0.7 million, respectively, during 1999. Lease revenue decreased approximately $0.3 million from 1999 to 2000 primarily due to the sale and disposition of trailers in 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Marine containers: Marine container lease revenues were $0.1 and $0.2 million for 2000 and 1999, respectively. The decrease in marine container contribution was primarily due to a group of marine containers that were off lease during 2000 that were on lease in 1999.

Indirect Expenses Related to Owned Equipment Operations

Total indirect expenses of $2.9 million for the year ended December 31, 2000 decreased from $3.3 million for the same period of 1999. Significant variances are explained as follows:

- A $0.4 million decrease in depreciation expense from 1999 levels reflects the effect of asset sales in 2000 and 1999.
- The $0.1 million decrease in bad debt expense was due to the recovery of an outstanding receivable in the year ended December 31, 2000, that had previously been reserved as a bad debt. A similar recovery did not occur in 1999.

Net Gain on Disposition of Owned Equipment

Net gain on disposition of equipment for the year ended December 31, 2000 totaled $2.4 million, which resulted from the disposal of marine containers, trailers, and railcars, with an aggregate net book value of $0.8 million, for proceeds of $3.3 million. For the year ended December 31, 1999, the $0.3 million net gain on disposition of equipment resulted from the disposal of marine containers, trailers, and railcars, with an aggregate net book value of $0.4 million, for proceeds of $0.7 million.

Equity in Net Income (Loss) of an USPE

Equity in net income (loss) of an unconsolidated special-purpose entity represents the Partnership's share of the net income (loss) generated from the operation of jointly-owned assets accounted for under the equity method (see Note 4 to the financial statements). This entity was a single purpose that did not have any debt.

The Partnership's remaining 50% interest in an entity that owned a commercial aircraft was off lease during 1999 and was sold in March 2000 for a gain $1.4 million. The Partnership's USPE had no revenues and expenses were $0.1 million in 2000: in 1999 revenues and expenses were $0.1 million and $0.5 million, respectively.

Net Income

As a result of the foregoing, the Partnership's net income for the period ended December 31, 2000 was $4.2 million, compared to net income of $0.9 million during the same period in 1999. The Partnership's ability to operate and liquidate assets, secure leases, and re-lease those assets whose leases expire during the life of the Partnership is subject to many factors, and the Partnership's performance in the year ended December 31, 2000 is not necessarily indicative of future periods. In the year ended December 31, 2000, the Partnership distributed $5.0 million to the limited partners, or $0.68 per weighted-average depositary unit.

Geographic Information

Certain of the Partnership's equipment operates in international markets. Although these operations expose the Partnership to certain currency, political, credit, and economic risks, the General Partner believes these risks are minimal or has implemented strategies to control the risks. Currency risks are at a minimum because all invoicing, with the exception of a small number of railcars operating in Canada, is conducted in U.S. dollars. Political risks are minimized generally through the avoidance of operations in countries that do not have a stable judicial system and established commercial business laws. Credit support strategies for lessees range from letters of credit supported by U.S. banks to cash deposits. Although these credit support mechanisms generally allow the Partnership to maintain its lease yield, there are risks associated with slow-to-respond judicial systems when legal remedies are required to secure payment or repossess equipment. Economic risks are inherent in all international markets and the General Partner strives to minimize this risk with market analysis prior to committing equipment to a particular geographic area. Refer to Note 6 to the financial statements for information on the revenues, net income, and net book value of equipment in various geographic regions.

Revenues and net operating income (loss) by geographic region are impacted by the time period the asset is owned and the useful life ascribed to the asset for depreciation purposes. Net income (loss) from equipment is significantly impacted by depreciation charges, which are greatest in the early years of ownership due to the use of the double-declining balance method of depreciation. The relationships of geographic revenues, net income (loss), and net book value of equipment are expected to significantly change in the future as assets come off lease and decisions are made to either redeploy the assets in the most advantageous geographic location, or sell the assets.

The Partnership's owned equipment on lease to U.S.-domiciled lessees consists of trailers and railcars. During 2001, lease revenues generated by owned equipment in the United States accounted for 77% of the lease revenues generated by wholly and jointly owned equipment, while generating net operating income of $0.4 million.

The Partnership's equipment leased to Canadian-domiciled lessees consists of railcars. During 2001, lease revenues generated by owned equipment in Canada accounted for 24% of the lease revenues generated by the wholly and jointly owned equipment, while generating a net loss of $0.4 million.

In 2001, marine containers, which were leased in various regions throughout the year, accounted for (1%) of the lease revenues from equipment in 2001. This equipment generated net income of $0.5 million in 2001. The Partnership sold marine containers in 2001 for a gain of $0.4 million. Additionally, repair reserves for marine containers of $0.2 million were taken into income in 2001.

Inflation

Inflation had no significant impact on the Partnership's operations during 2001, 2000, or 1999.

Forward-Looking Information

Except for historical information contained herein, the discussion in this annual report contains forward-looking statements that involve risks and uncertainties, such as statements of the Partnership's plans, objectives, expectations, and intentions. The cautionary statements made in this annual report should be read as being applicable to all related forward-looking statements wherever they appear in this annual report. The Partnership's actual results could differ materially from those discussed here.

Outlook for the Future

Since the Partnership is in its active liquidation phase, the General Partner will be seeking to selectively re-lease or sell assets as the existing leases expire. Sale decisions will cause the operating performance of the Partnership to decline over the remainder of its life. Throughout the remaining life of the Partnership, the Partnership may periodically make special distributions to the partners as asset sales are completed.

Liquidation of the Partnership's equipment will cause a reduction in the size of the equipment portfolio and may result in a reduction of contribution to the Partnership. Other factors affecting the Partnership's contribution in the year 2002 include:

- The Partnership's fleet of marine containers is in excess of twelve years of age and is no longer suitable for use in international commerce either due to its specific physical condition, or lessee's preferences for newer equipment. Demand for the Partnership's marine containers will continue to be weak due to their age.
- Railcar loadings in North America have weakened over the past year. During 2001, utilization and lease rates decreased. Railcar contribution may decrease in 2002 as existing leases expire and renewal leases are negotiated.

The ability of the Partnership to realize acceptable lease rates on its equipment in the different equipment markets is contingent on many factors, such as specific market conditions and economic activity, technological obsolescence, and government or other regulations. The General Partner continually monitors both the equipment markets and the performance of the Partnership's equipment in these markets. The General Partner may make an evaluation to reduce the Partnership's exposure to equipment markets in which it determines that it cannot operate equipment and achieve acceptable rates of return.

Several other factors may affect the Partnership's operating performance in 2002 and beyond, including changes in the markets for the Partnership's equipment and changes in the regulatory environment in which that equipment operates.

The other factors affecting the Partnership's contribution in 2002 and beyond include:

Repricing Risk

Certain of the Partnership's trailers, railcars, and marine containers will be remarketed in 2002 as existing leases expire, exposing the Partnership to repricing risk/opportunity. Additionally, the Partnership entered its liquidation phase on January 1, 1999, and has commenced an orderly liquidation of the Partnership's assets. The General Partner intends to re-lease or sell equipment at prevailing market rates; however, the General Partner cannot predict these future rates with any certainty at this time, and cannot accurately assess the effect of such activity on future Partnership performance.

Impact of Government Regulations on Future Operations

The General Partner operates the Partnership's equipment in accordance with current applicable regulations. However, the continuing implementation of new or modified regulations by some of the authorities mentioned previously, or others, may adversely affect the Partnership's ability to continue to own or operate equipment in its portfolio. Additionally, regulatory systems vary from country to country, which may increase the burden to the Partnership of meeting regulatory compliance for the same equipment operated between countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Ongoing changes in the regulatory environment, both in the U.S. and internationally, cannot be predicted with any accuracy and preclude the General Partner from determining the impact of such changes on Partnership operations, or sale of equipment.

The U.S. Department of Transportation's Hazardous Materials Regulations regulates the classification and packaging requirements of hazardous materials that apply particularly to Partnership's tank railcars. The Federal Railroad Administration has mandated that effective July 1, 2000 all tank railcars must be re-qualified every ten years from the last test date stenciled on each railcar to insure tank shell integrity. Tank shell thickness, weld seams, and weld attachments must be inspected and repaired if necessary to re-qualify the tank railcar for service. The average cost of this inspection is $3,600 for jacketed tank railcars and $1,800 for non-jacketed tank railcars, not including any necessary repairs. This inspection is to be performed at the next scheduled tank test and every ten years thereafter. The Partnership currently owns 128 of this type of railcars. As of December 31, 2001, twelve have been inspected and no significant defects have been discovered.

Distributions

During the active liquidation phase, the Partnership will use operating cash flow and proceeds from the sale of equipment to meet its operating obligations and, to the extent available, make distributions to the partners. In the long term, changing market conditions and used equipment values preclude the General Partner from accurately determining the impact of future re-leasing activity and equipment sales on Partnership performance and liquidity.

Liquidation

Liquidation of the Partnership's equipment represents a reduction in the size of the equipment portfolio and may result in a reduction of contribution to the Partnership.

Since the Partnership is in its active liquidation phase, the size of the Partnership's remaining equipment portfolio and, in turn, the amount of net cash flows from operations will continue to become progressively smaller as assets are sold. Significant asset sales may result in potential special distributions to unitholders.

Quantitative and Qualitative Disclosures about Market Risk

The Partnership's primary market risk exposure is that of currency devaluation risk. During 2001, 23% of the Partnership's total lease revenues came from non-United States domiciled lessees. Most of the leases require payment in United States (U.S.) currency. If these lessees' currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making the U.S. dollar denominated lease payments.

Independent Auditors' Report

The Partners
PLM Equipment Growth Fund II:

We have audited the accompanying balance sheet of PLM Equipment Growth Fund II ("the Partnership") as of December 31, 2001 and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, the Partnership, in accordance with the limited partnership agreement, entered its liquidation phase on January 1, 1999 and has commenced an orderly liquidation of the Partnership assets. The Partnership will terminate on December 31, 2006, unless terminated earlier upon sale of all equipment or by certain other events.

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 8, 2002

Independent Auditors' Report

The Partners
PLM Equipment Growth Fund II:

We have audited the accompanying balance sheet of PLM Equipment Growth Fund II ("the Partnership") as of December 31, 2000 and the related statements of income, changes in partners' capital and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, PLM Equipment Growth Fund II, in accordance with the limited partnership agreement, entered its liquidation phase on January 1, 1999 and has commenced an orderly liquidation of the Partnership assets. The Partnership will terminate on December 31, 2006, unless terminated earlier upon sale of all equipment or by certain other events.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PLM Equipment Growth Fund II as of December 31, 2000, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

/s/ KPMG LLP

SAN FRANCISCO, CALIFORNIA
March 2, 2001

Balance Sheets

As of December 31, *(in thousands of dollars, except unit amounts)*	2001	2000
Assets		
Equipment held for operating lease, at cost	$ 21,119	$ 24,727
Less accumulated depreciation	(18,146)	(20,483)
Net equipment	2,973	4,244
Cash and cash equivalents	1,958	2,538
Accounts receivable, less allowance for doubtful accounts of $89 in 2001 and $57 in 2000	584	718
Prepaid expenses and other assets	18	35
Total assets	$ 5,533	$ 7,535
Liabilities and partners' capital		
Liabilities		
Accounts payable and accrued expenses	$ 260	$ 482
Due to affiliates	42	52
Lessee deposits and reserve for repairs	—	449
Total liabilities	302	983
Commitments and contingencies		
Partners' capital		
Limited partners (7,381,165 depository units as of December 31, 2001 and 2000)	5,231	6,552
General Partner	—	—
Total partners' capital	5,231	6,552
Total liabilities and partners' capital	$ 5,533	$ 7,535

See accompanying notes to financial statements.

Statements of Income

For the years ended December 31, *(in thousands of dollars, except weighted-average unit amounts)*	2001	2000	1999
Revenues			
Lease revenue	$ 2,673	$ 5,338	$ 5,949
Interest and other income	221	92	90
Net gain on disposition of equipment	929	2,448	328
Total revenues	3,823	7,878	6,367
Expenses			
Depreciation	1,127	1,581	1,933
Repairs and maintenance	1,377	1,915	1,537
Equipment operating expenses	121	119	120
Insurance expense	123	67	42
Management fees to affiliate	132	269	295
General and administrative expenses to affiliate	171	234	271
Other general and administrative expenses	699	848	757
Provision for (recovery of) bad debts	31	(58)	30
Total expenses	3,781	4,975	4,985
Equity in net income (loss) of unconsolidated special-purpose entity	—	1,304	(448)
Net income	$ 42	$ 4,207	$ 934
Partners' share of net income (loss)			
Limited partners	$ (26)	$ 3,942	$ 707
General Partner	68	265	227
Total	$ 42	$ 4,207	$ 934
Limited Partners' net (loss) income per weighted-average depositary unit	$ (0.00)	$ 0.53	$ 0.10
Cash distribution	$ 1,363	$ 4,534	$ 4,545
Special cash distribution	—	777	—
Total distribution	$ 1,363	$ 5,311	$ 4,545
Per weighted-average depositary unit:			
Cash distribution	$ 0.18	$ 0.58	$ 0.58
Special cash distribution	—	0.10	—
Total distribution	$ 0.18	$ 0.68	$ 0.58

See accompanying notes to financial statements.

Statements of Changes in Partners' Capital

For the years ended December 31, 2001, 2000, and 1999
(in thousands of dollars)

	Limited Partners	General Partner	Total
Partners' capital as of December 31, 1998	$ 11,267	$ —	$ 11,267
Net income	707	227	934
Cash distribution	(4,318)	(227)	(4,545)
Partners' capital as of December 31, 1999	7,656	—	7,656
Net income	3,942	265	4,207
Cash distribution	(4,308)	(226)	(4,534)
Special distribution	(738)	(39)	(777)
Partners' capital as of December 31, 2000	6,552	—	6,552
Net (loss) income	(26)	68	42
Cash distribution	(1,295)	(68)	(1,363)
Partners' capital as of December 31, 2001	$ 5,231	$ —	$ 5,231

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended December 31, *(in thousands of dollars)*	2001	2000	1999
Operating activities			
Net income	$ 42	$ 4,207	$ 934
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,127	1,581	1,933
Net gain on disposition of equipment	(929)	(2,448)	(328)
Equity in net (loss) income of an unconsolidated special-purpose entity	—	(1,304)	448
Changes in operating assets and liabilities:			
Accounts receivable, net	144	158	125
Prepaid expenses and other assets	17	12	(17)
Accounts payable and accrued expenses	(98)	130	—
Due to affiliates	(11)	(15)	(16)
Lessee deposits and reserve for repairs	(162)	(334)	11
Net cash provided by operating activities	130	1,987	3,090
Investing activities			
Proceeds from disposition of equipment	653	3,297	691
Distribution from liquidation of an unconsolidated special-purpose entity	—	1,827	—
Additional investments in unconsolidated special-purpose entity	—	(156)	(322)
Payments for capital improvements	—	—	(6)
Net cash provided by investing activities	653	4,968	363
Financing activities			
Cash distribution paid to limited partners	(1,295)	(4,308)	(4,318)
Cash distribution paid to General Partner	(68)	(226)	(227)
Special distribution paid to limited partners	—	(738)	—
Special distribution paid to General Partner	—	(39)	—
Net cash used in financing activities	(1,363)	(5,311)	(4,545)
Net (decrease) increase in cash and cash equivalents	(580)	1,644	(1,092)
Cash and cash equivalents at beginning of year	2,538	894	1,986
Cash and cash equivalents at end of year	$ 1,958	$ 2,538	$ 894

See accompanying notes to financial statements.

Notes to Financial Statements

1. Basis of Presentation

Organization

PLM Equipment Growth Fund II, a California limited partnership (the Partnership), was formed on March 30, 1987. The Partnership engages primarily in the business of owning, leasing, or otherwise investing in predominately used transportation and related equipment. The Partnership commenced significant operations in June 1987. PLM Financial Services, Inc. (FSI) is the General Partner of the Partnership. FSI is a wholly owned subsidiary of PLM International, Inc. (PLM International).

The Partnership, in accordance with its limited partnership agreement, entered its liquidation phase on January 1, 1999, and has commenced an orderly liquidation of the Partnership's assets (see Note 10). The Partnership will terminate on December 31, 2006, unless terminated earlier upon the sale of all equipment or by certain other events. The General Partner may no longer reinvest cash flows and surplus funds in equipment. All future cash flows and surplus funds after payment of operating expenses, if any, are to be used for distributions to partners, except to the extent used to maintain reasonable reserves. During the liquidation phase, the Partnership's assets will continue to be recorded at the lower of the carrying amount or fair value less cost to sell.

FSI manages the affairs of the Partnership. The cash distributions of the Partnership are generally allocated 95% to the limited partners and 5% to the General Partner (see Net Income and Distributions per Depository Unit, below). Net income is allocated to the General Partner to the extent necessary to cause the General Partner's capital account to equal zero. Such allocation of income may not cumulatively exceed five ninety-fifths of the aggregate of the capital contributions made by the limited partners and the reinvestment cash available for distribution. The General Partner is also entitled to a subordinated incentive fee equal to 7.5% of surplus distributions, as defined in the limited partnership agreement, remaining after the limited partners have received a certain minimum rate of return. The General Partner does not anticipate that this fee will be earned.

Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations

The equipment of the Partnership is managed under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly owned subsidiary of FSI. IMI receives a monthly management fee from the Partnership for managing the equipment (see Note 2). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of equipment under agreements with the investor programs, and is a general partner of other programs.

Accounting for Leases

The Partnership's leasing operations generally consist of operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases," (SFAS No.13). Lease origination costs are capitalized and amortized over the term of the lease.

Depreciation

Depreciation of transportation equipment held for operating leases is computed on the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon estimated useful lives of 15 years for railcars and 12 years for other types of equipment. The depreciation method changes to straight-line when annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees have been capitalized as part of the cost of the equipment. Major expenditures that are expected to extend the useful lives or reduce future operating expenses of equipment are capitalized and amortized over the estimated remaining life of the equipment.

Transportation Equipment

Equipment held for operating leases is stated at cost.

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," (SFAS No. 121), the General Partner reviewed the carrying value of the Partnership's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying value of an asset may not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment are less than the carrying value of the equipment, a loss on revaluation is recorded. No reductions were required to the carrying value of the equipment during 2001, 2000, or 1999.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

Investment in Unconsolidated Special-Purpose Entity

The Partnership had an interest in an unconsolidated special-purpose entity (USPE) that owned an aircraft. This was a single purpose entity that did not have any debt. This interest was accounted for using the equity method. This aircraft was sold in the first quarter of 2000.

The Partnership's investment in the USPE included acquisition and lease negotiation fees paid by the Partnership to PLM Transportation Equipment Corporation (TEC), a wholly owned subsidiary of FSI. The Partnership's interest in the USPE was managed by IMI. The Partnership's equity interest in the net income (loss) of the USPE is reflected net of management fees paid or payable to IMI and the amortization of acquisition and lease negotiation fees paid to TEC.

Repairs and Maintenance

Repair and maintenance costs to railcars and trailers are usually the obligation of the Partnership. Maintenance costs for the marine containers are the obligation of the lessee. If they are not covered by the lessee, they are generally charged against operations as incurred. The Partnership took into income $0.2 million in 2001 related to marine container repair reserves. The Partnership determined that there would be no future repairs made to these marine containers. The $0.2 million is included in interest and other income on the statements of income.

Net Income and Distributions per Depositary Unit

Cash distributions are allocated 95% to the limited partners and 5% to the General Partner and may include amounts in excess of net income. Cash distributions of the Partnership are generally allocated 95% to the limited partners and 5% to the General Partner and may include amounts in excess of net income. The limited partners' net income is allocated among the limited partners based on the number of limited partnership units owned by each limited partner and on the number of days of the year each limited partner is in the Partnership. During 2001, the General Partner received a special allocation of income of $0.1 million ($0.1 million in 2000 and $0.2 million in 1999) in excess of its pro-rata ownership share.

Cash distributions are recorded when paid. Cash distributions relating to the fourth quarter of 2000 and 1999 of $1.1 million ($0.15 per weighted-average depositary unit) were paid during the first quarter of 2001 and 2000. There were no distributions paid relating to the fourth quarter of 2001 in the first quarter of 2002.

Cash distributions to investors in excess of net income are considered a return of capital. Cash distributions to the limited partners of $1.3 million, $1.1 million and $3.6 million in 2001, 2000, and 1999, respectively, were deemed to be a return of capital.

Net Income Per Weighted-Average Depositary Unit

Net income per weighted-average depositary unit was computed by dividing net income attributable to limited partners by the weighted-average number of depositary units deemed outstanding during the period. The weighted-average number of depositary units deemed outstanding during the years ended December 31, 2001, 2000, and 1999 were 7,381,165.

Cash and Cash Equivalents

The Partnership considers highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less as cash equivalents. The carrying amount of cash equivalents approximates fair market value due to the short-term nature of the investments.

Comprehensive Income

The Partnership's net income was equal to comprehensive income for the years ended December 31, 2001, 2000, and 1999.

2. Transactions with General Partner and Affiliates

An officer of FSI contributed $100 of the Partnership's initial capital. Under the equipment management agreement, IMI receives a monthly management fee attributable to either owned equipment or interests in equipment owned by the USPEs equal to the greater of (i) 5% of Gross Revenues (as defined in the agreement) or (ii) 1/12 of 1/2% of the net book

Notes to Financial Statements

value of the equipment portfolio subject to certain adjustments. The Partnership management fee in 2001 was based on lease revenue. In 2001, Partnership management fees of $42,000 and $0.1 million, respectively, were payable as of December 31, 2001 and 2000. The Partnership reimbursed FSI and its affiliates $0.2 million, $0.2 million, and $0.3 million in 2001, 2000, and 1999, respectively, for data processing expenses and administrative services performed on behalf of the Partnership. The Partnership's proportional share of the USPE's administrative and data processing expenses reimbursed to FSI were $0, $2,000, and $6,000 during 2001, 2000 and 1999, respectively.

3. Equipment

The components of owned equipment as of December 31 were as follows (in thousands of dollars):

Equipment held for operating leases,	2001	2000
Railcars	$ 10,705	$ 12,712
Trailers	9,404	9,510
Marine containers	1,010	2,505
	21,119	24,727
Less accumulated depreciation	(18,146)	(20,483)
Net equipment	$ 2,973	$ 4,244

Revenues are earned by placing equipment under operating leases. The Partnership's marine containers are leased to operators of utilization-type leasing pools that include equipment owned by unaffiliated parties. In such instances, revenues received by the Partnership consist of a specified percentage of revenues generated by leasing the equipment to sublessees, after deducting certain direct operating expenses of the pooled equipment. Rental revenues for trailers are based on a per-diem lease in the free running interchange with the railroads.

As of December 31, 2001, all owned equipment in the Partnership portfolio was on lease except for 223 railcars and 7 marine containers with an aggregate net book value of $0.2 million. As of December 31, 2000, all owned equipment in the Partnership portfolio was on lease, except for 203 railcars and 106 marine containers with an aggregate net book value of $0.4 million.

During 2001, the General Partner disposed of marine containers, trailers, and railcars owned by the Partnership, with an aggregate net book value of $0.1 million, for proceeds of $0.7 million. Included in the gain on sale are unused repair reserves of $0.3 million. During 2000, the General Partner disposed of marine containers, trailers, and railcars owned by the Partnership, with an aggregate net book value of $0.8 million, for proceeds of $3.3 million.

There were no reductions to the carrying values of equipment in 2001, 2000, or 1999.

All owned equipment on lease is being accounted for as operating leases. Future minimum rents under noncancelable operating leases as of December 31, 2001 during each of the next five years are $0.6 million in 2002, $0.4 million in 2003, $0.4 million in 2004, $0.2 million in 2005, $0.1 million in 2006 and $-0- thereafter. Per diem and short-term rentals consisting of utilization rate lease payments included in revenue amounted to approximately $1.8 million, $2.0 million, and $2.5 million in 2001, 2000, and 1999, respectively.

4. Investment in Unconsolidated Special-Purpose Entity

The Partnership had an interest in a USPE that owned an aircraft. This was a single purpose entity that did not have any debt. The following summarizes the financial information for the special-purpose entity and the Partnership's interest therein as of and for the years ended December 31, (in thousands of dollars):

	2001		2000	
	Total USPEs	Net Interest of Partnership	Total USPEs	Net Interest of Partnership
Net investments	$ —	$ —	$ 739	$ 368
Net income (loss)	2,605	1,304	(900)	(448)

The net investment in a USPE consisted of a 50% interest in a trust owning a Boeing 737-200A aircraft (and related assets and liabilities) totaling $0.4 million as of December 31, 1999. This aircraft was sold in the first quarter of 2000 and the Partnership received liquidating proceeds from the sale of $1.8 million for its net investment of $0.3 million. In October 1999, this entity received a $0.2 million deposit for the sale of the aircraft. The buyer failed to perform under the terms of the agreement and the deposit was recorded as income in 1999.

5. Operating Segments

The Partnership operates or operated in four primary operating segments: aircraft leasing, marine container leasing, trailer leasing, and railcar leasing. Each equipment-leasing segment engages in short-term to mid-term operating leases to a variety of customers.

The General Partner evaluates the performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, and certain other expenses. The segments are managed separately due to different business strategies for each operation.

The following tables present a summary of the operating segments (in thousands of dollars):

For the year ended December 31, 2001	Marine Container Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues					
Lease revenue	$ (24)	$ 1,596	$ 1,101	$ —	$ 2,673
Interest income and other	159	—	3	59	221
Net gain (loss) on disposition of equipment	391	22	526	(10)	929
Total revenues	526	1,618	1,630	49	3,823
Expenses					
Operations support	1	811	700	109	1,621
Depreciation	20	530	577	—	1,127
Management fees to affiliates	(1)	38	95	—	132
General and administrative expenses	1	284	94	491	870
Provision for bad debts	1	21	9	—	31
Total costs and expenses	22	1,684	1,475	600	3,781
Net income (loss)	$ 504	$ (66)	$ 155	$ (551)	$ 42
Total assets as of December 31, 2001	$ 27	$ 2,953	$ 577	$ 1,976	$ 5,533

**Includes certain assets not identifiable to a specific segment, such as cash and prepaid expenses. Also includes interest income and costs not identifiable to a particular segment, such as certain operations support and general and administrative expenses.*

For the year ended December 31, 2000	Aircraft Leasing	Marine Container Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues						
Lease revenue	$ —	$ 81	$ 1,945	$ 3,312	$ —	$ 5,338
Interest income and other	—	—	—	6	86	92
Net gain on disposition of equipment	—	182	301	1,965	—	2,448
Total revenues	—	263	2,246	5,283	86	7,878
Expenses						
Operations support	—	6	728	1,329	38	2,101
Depreciation	—	206	648	727	—	1,581
Management fees to affiliates	—	4	98	167	—	269
General and administrative expenses	4	6	332	205	535	1,082
Recovery of bad debts	—	—	(21)	(27)	(10)	(58)
Total costs and expenses	4	222	1,785	2,401	563	4,975
Equity in net income of USPE	1,304	—	—	—	—	1,304
Net income (loss)	$ 1,300	$ 41	$ 461	$ 2,882	$ (477)	$ 4,207
Total assets as of December 31, 2000	$ —	$ 107	$ 3,580	$ 1,275	$ 2,573	$ 7,535

**Includes certain assets not identifiable to a specific segment, such as cash and prepaid expenses. Also includes interest income and costs not identifiable to a particular segment, such as certain operations support and general and administrative expenses.*

Notes to Financial Statements

For the year ended December 31, 1999	Aircraft Leasing	Marine Container Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues						
Lease revenue	$ —	$ 163	$ 2,214	$ 3,572	$ —	$ 5,949
Interest income and other	—	—	—	13	77	90
Net gain (loss) on disposition of equipment	47	(67)	161	187	—	328
Total revenues	47	96	2,375	3,772	77	6,367
Expenses						
Operations support	—	3	674	1,001	21	1,699
Depreciation	—	332	834	767	—	1,933
Management fees to affiliates	—	8	109	178	—	295
General and administrative expenses	5	12	342	208	461	1,028
(Recovery of) provision for bad debts	—	(1)	10	21	—	30
Total costs and expenses	5	354	1,969	2,175	482	4,985
Equity in net loss of USPE	(448)	—	—	—	—	(448)
Net income (loss)	**$ (406)**	**$ (258)**	**$ 406**	**$ 1,597**	**$ (405)**	**$ 934**

****Includes interest income and costs not identifiable to a particular segment, such as certain operations support and general and administrative expenses.***

6. Geographic Information

The Partnership owns certain equipment that is leased and operated internationally. A limited number of the Partnership's transactions are denominated in a foreign currency. Gains or losses resulting from foreign currency transactions are included in the results of operations and are not material.

The Partnership leases or leased its aircraft, railcars, and trailers to lessees domiciled in three geographic regions: the United States, Canada, and South Asia. Marine containers are leased to multiple lessees in different regions that operate worldwide.

The table below sets forth lease revenues by geographic region for the Partnership's owned equipment, grouped by domicile of the lessee as of and for the years ended December 31 (in thousands of dollars):

	Owned Equipment		
Region	**2001**	**2000**	**1999**
United States	$ 2,046	$ 3,956	$ 4,350
Canada	651	1,301	1,436
Rest of the world	(24)	81	163
Lease revenues	**$ 2,673**	**$ 5,338**	**$ 5,949**

Notes to Financial Statements

The following table sets forth net income (loss) information by region for the Partnership's owned equipment and investments in a USPE, grouped by domicile of the lessee as of and for the years ended December 31 (in thousands of dollars):

	Owned Equipment			Investments in USPE		
Region	2001	2000	1999	2001	2000	1999
United States	$ (429)	$ 2,661	$ 1,278	$ —	$ —	$ —
Canada	518	679	767	—	—	—
South Asia	—	—	—	—	1,304	(448)
Rest of the world	504	42	(258)	—	—	—
Regional income (loss)	593	3,382	1,787	—	1,304	(448)
Administrative and other	(551)	(479)	(405)	—	—	—
Net income (loss)	$ 42	$ 2,903	$ 1,382	$ —	$1,304	$ (448)

The net book value of these assets as of December 31, are as follows (in thousands of dollars):

	Owned Equipment			Investments in USPE		
Region	2001	2000	1999	2001	2000	1999
United States	$ 2,692	$ 3,743	$ 5,372	$ —	$ —	$ —
Canada	255	432	614	—	—	—
South Asia	—	—	—	—	—	368
Rest of the world	26	69	686	—	—	—
Net book value	$ 2,973	$ 4,244	$ 6,672	$ —	$ —	$ 368

7. Concentrations of Credit Risk

No single lessee accounted for more than 10% of the consolidated revenues for the years ended December 31, 2001, 2000 and 1999. In 2000, however, the Partnership sold its remaining investment in a USPE in which it had a 50% interest in an aircraft to Aegro Capital. The gain from this sale accounted for 14% of the Partnership's revenues from wholly owned equipment in 2000.

As of December 31, 2001 and 2000, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.

8. Income Taxes

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 2001, the federal income tax basis was higher than the financial statement carrying values of certain assets and liabilities by $14.2 million, primarily due to differences in depreciation methods and the tax treatment of underwriting commissions and syndication costs.

9. Contingencies

The Partnership, together with affiliates, has initiated litigation in various official forums in India against a defaulting Indian airline lessee to repossess Partnership property and to recover damages for failure to pay rent and failure to maintain such property in accordance with relevant lease contracts. The Partnership has repossessed all of its property previously leased to such airline, and the airline has ceased operations. In response to the Partnership's collection efforts, the airline filed counter-claims against the Partnership in excess of the Partnership's claims against the airline. The General Partner believes that the airline's counterclaims are completely without merit, and the General Partner will vigorously defend against such counterclaims.

During 2001, the General Partner decided to minimize its collection efforts from the India lessee in order to save the Partnership from incurring additional expenses associated with trying to collect from a lessee that has no apparent ability to pay.

The Partnership is involved as plaintiff or defendant in various other legal actions incidental to its business. Management does not believe that any of these actions will be material to the financial condition or results of operations of the Partnership.

Notes to Financial Statements

10. Liquidation and Special Distributions

On January 1, 1999, the General Partner began the liquidation phase of the Partnership with the intent to commence an orderly liquidation of the Partnership assets. The General Partner is actively marketing the remaining equipment portfolio with the intent of maximizing sale proceeds. As sale proceeds are received the General Partner intends to periodically declare special distributions to distribute the sale proceeds to the partners. During the liquidation phase of the Partnership the equipment will continue to be leased under operating leases until sold. Operating cash flows, to the extent they exceed Partnership expenses, may be made from time to time to the partners. The amounts reflected for assets and liabilities of the Partnership have not been adjusted to reflect liquidation values. The equipment portfolio continues to be carried at the lower of depreciated cost or fair value less cost to dispose. Although the General Partner estimates that there will be distributions after liquidation of assets and liabilities, the amounts cannot be accurately determined prior to actual liquidation of the equipment. Any excess proceeds over expected Partnership obligations will be distributed to the Partners. Upon final liquidation, the Partnership will be dissolved.

A special distribution of $0.8 million ($0.10 per weighted-average depositary unit) was paid in 2000. No special distributions were paid in 2001 and 1999. The Partnership is not permitted to reinvest proceeds from sales or liquidations of equipment. These proceeds, in excess of operational cash requirements, are periodically paid out to limited partners in the form of special distributions. The sales and liquidations occur because of the determination by the General Partner that it is the appropriate time to maximize the return on an asset through the sale of that asset, and, in some leases, the ability of the lessee to exercise purchase options.

11. Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of operations for the year ended December 31, 2001 (in thousands of dollars, except per share amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 921	$ 675	$ 818	$ 1,409	$ 3,823
Net income (loss)	(338)	(368)	20	728	42
Per Weighted-Average Depositary Unit					
Net income (loss)	$ (0.05)	$ (0.05)	$ 0.00	$ 0.10	$ (0.00)

In the fourth quarter of 2001, the Partnership sold trailers, marine containers, and railcars for a gain of $0.6 million.

The following is a summary of the quarterly results of operations for the year ended December 31, 2000 (in thousands of dollars, except per share amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 1,494	$ 1,910	$ 1,590	$ 2,884	$ 7,878
Net income	1,592	624	508	1,483	4,207
Per Weighted-Average Depositary Unit					
Net income	$ 0.21	$ 0.07	$ 0.06	$ 0.19	$ 0.53

In the first quarter of 2000, the Partnership sold its interest in a trust owning an aircraft for a gain of $1.4 million.

In the second quarter of 2000, the Partnership sold trailers, marine containers, and railcars for a gain of $0.5 million.

In the third quarter of 2000, the Partnership sold trailers, marine containers, and railcars for a gain of $0.3 million.

In the fourth quarter of 2000, the Partnership sold trailers, marine containers, and railcars for a gain of $1.7 million.